UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 000-25827

LINCOLN GOLD CORPORATION
(Translation of registrant's name into English)

Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia Canada V6C 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 20, 2007 - Lincoln Gold Announces Revised Gold Resource Estimates For Its Pine Grove Property, Nevada

99.2	Consent of Qualified Person (NI 43-101) dated December 20, 2007

99.3	News Release dated January 11, 2008 - Pine Grove Update

99.4	News Release dated March 12, 2008 - Lincoln Gold Begins Core Drilling at La Bufa, Chihuahua, Mexico

99.5	News Release dated March 26, 2008 - Lincoln Gold Announces Appointments of Director and Chief Financial Officer

99.6	Material Change Report on Form 51-102F3 dated March 26, 2008 reporting appointments of director and Chief Financial Officer

99.7	News Release dated March 26, 2008 - Lincoln Gold Adds Second Core Rig, La Bufa Property, Chihuahua, Mexico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lincoln Gold Corporation
(Registrant)

Date: March 31, 2008	By:	/s/ Paul F.Saxton
Paul F.Saxton

	Title:	President and Chief Executive Officer